================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                                  SALTON, INC.
                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)
                                    795757103
                                 (CUSIP number)

                                BRUCE G. POLLACK
                       C/O CENTRE PARTNERS MANAGEMENT LLC
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 332-5800
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 June 26, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 14 pages)


================================================================================

CUSIP No.  795757103                 13D                            Page 2 of 14

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           CENTRE PARTNERS II LLC
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS:             WC

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                              [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER:             0

   NUMBER OF SHARE   -----------------------------------------------------------
    BENEFICIALLY      8          SHARED VOTING POWER            1,272,202
      OWNED BY
   EACH REPORTING    -----------------------------------------------------------
     PERSON WITH      9          SOLE DISPOSITIVE POWER:        0

                     -----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:      1,272,202

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           8.3%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON: OO

--------------------------------------------------------------------------------

CUSIP No.  795757103                 13D                            Page 3 of 14

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           CENTRE CAPITAL INVESTORS II, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS:             WC

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                              [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER:             0

   NUMBER OF SHARE   -----------------------------------------------------------
    BENEFICIALLY      8          SHARED VOTING POWER            391,593
      OWNED BY
   EACH REPORTING    -----------------------------------------------------------
     PERSON WITH      9          SOLE DISPOSITIVE POWER:        0

                     -----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:      391,593

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           2.6%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                    PN

--------------------------------------------------------------------------------

CUSIP No.  795757103                 13D                            Page 4 of 14

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           CENTRE CAPITAL TAX-EXEMPT INVESTORS II LP
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS:             WC

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                              [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER:             0

   NUMBER OF SHARE   -----------------------------------------------------------
    BENEFICIALLY      8          SHARED VOTING POWER            127,408
      OWNED BY
   EACH REPORTING    -----------------------------------------------------------
     PERSON WITH      9          SOLE DISPOSITIVE POWER:        0

                     -----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:      127,408


--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    LESS THAN 1.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    PN

--------------------------------------------------------------------------------

CUSIP No.  795757103                 13D                            Page 5 of 14

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS:             WC

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                              [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:        BERMUDA

--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER:             0

   NUMBER OF SHARE   -----------------------------------------------------------
    BENEFICIALLY      8          SHARED VOTING POWER            85,201
      OWNED BY
   EACH REPORTING    -----------------------------------------------------------
     PERSON WITH      9          SOLE DISPOSITIVE POWER:        0

                     -----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:      85,201

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    LESS THAN 1.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    PN

--------------------------------------------------------------------------------

CUSIP No.  795757103                 13D                            Page 6 of 14

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           CENTRE PARTNERS COINVESTMENT, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS:             WC

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                              [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER:             0

   NUMBER OF SHARE   -----------------------------------------------------------
    BENEFICIALLY      8          SHARED VOTING POWER            67,329
      OWNED BY
   EACH REPORTING    -----------------------------------------------------------
     PERSON WITH      9          SOLE DISPOSITIVE POWER:        0

                     -----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:      67,329

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    LESS THAN 1.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    PN

--------------------------------------------------------------------------------

CUSIP No.  795757103                 13D                            Page 7 of 14

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           CENTRE PARALLEL MANAGEMENT PARTNERS, LP
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS:             WC

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                              [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER:             0

   NUMBER OF SHARE   -----------------------------------------------------------
    BENEFICIALLY      8          SHARED VOTING POWER            6,009
      OWNED BY
   EACH REPORTING    -----------------------------------------------------------
     PERSON WITH      9          SOLE DISPOSITIVE POWER:        0

                     -----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:      6,009

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    LESS THAN 1.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    PN

--------------------------------------------------------------------------------

CUSIP No.  795757103                 13D                            Page 8 of 14

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           CENTRE PARTNERS MANAGEMENT LLC
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS:             WC

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                              [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER:             0

   NUMBER OF SHARE   -----------------------------------------------------------
    BENEFICIALLY      8          SHARED VOTING POWER            604,202
      OWNED BY
   EACH REPORTING    -----------------------------------------------------------
     PERSON WITH      9          SOLE DISPOSITIVE POWER:        0

                     -----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:      604,202

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:            OO

--------------------------------------------------------------------------------

CUSIP No.  795757103                 13D                            Page 9 of 14

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           CENTRE PARTNERS II, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS:             WC

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                              [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER:             0

   NUMBER OF SHARE   -----------------------------------------------------------
    BENEFICIALLY      8          SHARED VOTING POWER            604,202
      OWNED BY
   EACH REPORTING    -----------------------------------------------------------
     PERSON WITH      9          SOLE DISPOSITIVE POWER:        0

                     -----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:      604,202

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.0%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:            PN

--------------------------------------------------------------------------------

CUSIP No.  795757103                 13D                           Page 10 of 14

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           STATE BOARD OF ADMINISTRATION OF FLORIDA
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [_]
                                                                      (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS:             WC

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                              [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION: FLORIDA

--------------------------------------------------------------------------------
                      7          SOLE VOTING POWER:             0

   NUMBER OF SHARE   -----------------------------------------------------------
    BENEFICIALLY      8          SHARED VOTING POWER            594,662
      OWNED BY
   EACH REPORTING    -----------------------------------------------------------
     PERSON WITH      9          SOLE DISPOSITIVE POWER:        0

                     -----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER:      594,662

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    3.9%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON: OO

--------------------------------------------------------------------------------

CUSIP No.  795757103                 13D                           Page 11 of 14


                            Statement on Schedule 13D

     This Amendment No. 3 ("Amendment No. 3") amends the Statement on Schedule 13D (the "Schedule 13D") filed on August 7, 1998, as amended by Amendment No. 1 filed on September 25, 1998, as amended by Amendment No. 2 filed on June 2, 2006, by and on behalf of Centre Partners II LLC, Centre Capital Investors II, L.P., Centre Capital Tax-Exempt Investors II LP, Centre Capital Offshore Investors II, L.P., Centre Partners Coinvestment, L.P., Centre Parallel Management Partners, LP, Centre Partners Management LLC, Centre Partners II, L.P. and the State Board of Administration of Florida (collectively, the "Reporting Persons").

     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Amendment No. 3, the Reporting Persons beneficially own in the aggregate 1,272,202 shares of Common Stock, which includes 10,000 shares of Preferred Stock (which shares of Preferred Stock are currently convertible into 882,353 shares of Common Stock, at a conversion price of approximately $11.33 (rounded to the nearest one hundredth)), constituting 8.3% of the outstanding shares of Common Stock (the percentage of shares of Common Stock owned being based upon (y) 14,386,390 shares of Common Stock outstanding on May 8, 2006, as set forth in the Company's quarterly report on Form 10-Q for the quarter ended April 1, 2006, plus (z) 882,353 shares of Common Stock representing conversion of the 10,000 outstanding shares of Preferred Stock).

     The responses to Items 11 and 13 on each of pages 2-10 hereof which relate to beneficial ownership of shares of Common Stock with respect to each reporting person are incorporated herein by reference.

     (b) The responses to Items 7-10 on each of pages 2-10 hereof which relate to voting and disposition of shares of Common Stock with respect to each reporting person are incorporated herein by reference.

     Centre Partners is the general partner of Centre Coinvestment and Centre Parallel and the general partner of the general partner of CCI II, Centre Tax-Exempt and Centre Offshore, which are the holders of record of the following amounts of Common Stock (which includes shares of Preferred Stock convertible into Common Stock):

                                                                    Common Stock
                                                                    ------------

               Centre Partners Coinvestment, L.P.                        67,329
               Centre Capital Investors II, L.P.                        391,593
               Centre Capital Tax-Exempt Investors II LP                127,408
               Centre Capital Offshore Investors II, L.P.                85,201
               Centre Parallel Management Partners, LP                    6,009
                                                                        -------

                                                              TOTAL     677,540

     In addition, pursuant to certain investment management arrangements, Centre Partners has been delegated voting and dispositive power with respect to the 4,674 shares of Preferred Stock and the 182,228 shares of Common Stock owned by

CUSIP No.  795757103                 13D                           Page 12 of 14

the State Board. Thus, Centre Partners may be deemed to beneficially own and have voting and dispositive power over a total of 1,272,202 shares of Common Stock.

     Centre Partners II, L.P. is the general partner of Centre Offshore, Centre Tax-Exempt and CCI II, which are the holders of record of the following amounts of Common Stock (which includes shares of Preferred Stock convertible into Common Stock):

                                                                    Common Stock
                                                                    ------------

           Centre Capital Offshore Investors II, L.P.                     85,201
           Centre Capital Tax-Exempt Investors II LP                     127,408
           Centre Capital Investors II, L.P.                             391,593
                                                                       ---------
                                                               TOTAL     604,202


     Thus, Centre Partners II, L.P. may be deemed to beneficially own and have voting and dispositive power over a total of 604,202 shares of Common Stock.

     Pursuant to a Management Agreement, Centre Management has been delegated voting and dispositive power with respect to shares owned by CCI II, Centre Offshore and Centre Tax-Exempt, which are the holders of record of the following amounts of Common Stock (which includes shares of Preferred Stock convertible into Common Stock):

                                                                    Common Stock
                                                                    ------------

           Centre Capital Investors II, L.P.                             391,593
           Centre Capital Tax-Exempt Investors II LP                     127,408
           Centre Capital Offshore Investors II, L.P.                     85,201
                                                                        -------
                                                              TOTAL     604,202

     Thus, Centre Management has been delegated voting and dispositive power with respect to a total of 604,202 shares of Common Stock.

     All of the Members disclaim any beneficial ownership of any of the shares of Common Stock reported herein except to the extent of their economic interest therein.

     (c) Except as set forth on Schedule A to this Amendment No.3, and Item 6 of Amendment No. 2, filed on June 2, 2006, there have been no transactions in the Common Stock effected by the Reporting Persons during the last sixty days.

     (d)  See Item 5(b).

     (e)  Not applicable.




             [The remainder of this page intentionally left blank.]

CUSIP No.  795757103                 13D                           Page 13 of 14

                                   SCHEDULE A


--------------------------------------------------------------------------------------------------------------------------------
                                                                     Shares sold through broker trades
                 REPORTING PERSON             ----------------------------------------------------------------------------------
                                            06/15/06    06/16/06     06/19/06    06/20/06   06/021/06     06/22/06      06/23/06
--------------------------------------------------------------------------------------------------------------------------------
Centre Capital  Investors II, L.P.            6,154       9,233       9,233        6,154       6,154        6,154        4,617
--------------------------------------------------------------------------------------------------------------------------------
Centre Capital Tax-Exempt Investors II LP     2,003       3,005       3,005        2,003       2,003        2,003        1,502
--------------------------------------------------------------------------------------------------------------------------------
Centre Capital Offshore Investors II, L.P.    1,340       2,009       2,009        1,340       1,340        1,340        1,005
--------------------------------------------------------------------------------------------------------------------------------
Centre Partners Coinvestment, L.P.            1,059       1,588       1,588        1,059       1,059        1,059          794
--------------------------------------------------------------------------------------------------------------------------------
Centre Parallel Management Partners, LP       95          142         142          95          95           95           71
--------------------------------------------------------------------------------------------------------------------------------
State Board Administration of Florida         9,349       14,023      14,023       9,349       9,349        9,349        7,011
--------------------------------------------------------------------------------------------------------------------------------

TOTAL                                         20,000      30,000      30,000       20,000      20,000       20,000      15,000
--------------------------------------------------------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 26, 2006

                               CENTRE PARTNERS II LLC

                               By:  /s/ WILLIAM M. TOMAI
                                  -------------------------------------------
                                   William M. Tomai, Chief Financial Officer

                               CENTRE CAPITAL INVESTORS II, LP
                               CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.
                               CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                               By:  Centre Partners II, L.P., as General Partner

                                    By:  Centre Partners Management LLC,
                                         as Attorney-in-fact

                                         By:   /s/ WILLIAM M. TOMAI
                                            ---------------------------------
                                             William M. Tomai, Chief
                                                     Financial Officer

                               CENTRE PARALLEL MANAGEMENT PARTNERS, LP
                               CENTRE PARTNERS COINVESTMENT, L.P.

                               By:  Centre Partners II LLC, as General Partner

                                    By:   /s/ WILLIAM M. TOMAI
                                       ---------------------------------------
                                       William M. Tomai, Chief Financial Officer

                               CENTRE PARTNERS MANAGEMENT LLC

                               By:  /s/ WILLIAM M. TOMAI
                                  --------------------------------------------
                                  William M. Tomai, Chief Financial Officer

                               CENTRE PARTNERS II, L.P.

                               By:  Centre Partners Management LLC,
                                    as Attorney-in-fact

                                        By:   /s/ WILLIAM M. TOMAI
                                           -----------------------------------
                                          William M. Tomai, Chief Financial
                                                Officer

                               STATE BOARD OF ADMINISTRATION OF FLORIDA

                               By: Centre Parallel Management Partners, LP, as Manager

                                    By:  Centre Partners Management LLC,
                                         as Attorney-in-fact

                                         By:      /s/ WILLIAM M. TOMAI
                                         -------------------------------------
                                         William M. Tomai, Chief Financial
                                                Officer